SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) June 30,2000

Exact Name of Registration as Specified in Charter: **IBONZAI. COM, INC.**

State of Other Jurisdiction of Incorporation: DELAWARE

Commission File Number: 33-26787-D

IRS Employer Identification Number: 87-0403828

Address and Telephone Number of Principle Executive Offices:

435 East Universal Circle
Sandy, Utah 84070

Item 4. Changes in Registrant s Certifying Accountants.

PriorPrior to June of 2000, Crouch, Bierwolf and Chisholm wasPrior to June of 2000, Crouch, Bierwolf a InternationalInternational Company. In June of 2000, due to the change in controlInternational Company. In Jur of Directors approvedof Directors approved the engagementof Directors approved the engagement of the C.P.A. to replace Crouch, Bierwolf and Chisholm.

InIn connection, with the audit of the previous fiscal yearIn connection, with the audit of the previous fisca therethere were no disagreements with Crouch, Bierwolf and Chisholm on any matter of accounthere were nc

principleprinciple or practices, financial statement disclosure or auditing scope or pprinciple or practices, disagreements,disagreements, if not resolved to their satisfaction would havdisagreements, if not resolved to th connectionconnection with their opinion to the subjectconnection with their opinion to the subject matter of the disag the registrant of any reportable events.

TheThe accountant sThe accountant s report of Crouch, Bierwolf and Chisholm onThe accountant s report CompanyCompany as of December 31, 1998 andCompany as of December 31, 1998 and 1999 did notCompany a opinion,opinion, nor wereopinion, nor were they qualified as to, audit scope or accounting principles, but was qua the uncertainty as to its ability to continue as a going concern.

Item 7. Exhibits

Exhibit No.	Description	Page
16.1	Letter on Change in Accountants	3

SIGNATURES

PursuantPursuant to the requirements of thePursuant to the requirements of the SecuritiesPursuant to the r duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Pierce International Discovery, Inc.

/s/ Scott Haskings
President and Director

Date: June 5, 2001

June 5, 2001

Securities & Exchange Commission
Washington DC

Gentlemen:

WeWe have been furnished with a copy of the responseWe have been furnished with a copy of the respons thatthat occurred in June 2000, filedthat occurred in June 2000, filed by our former client, Life Medicalthat occurr asas Ibonzai. Com. We agree with the statements made in response to that item insofar as they relate to our firm.

Sincerely,

/s/ Crouch, Bierwolf & Associates
Crouch, Bierwolf & Associates